October 16, 2012

Mr. Martin James

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-3030

Re:	China Kanghui Holdings
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 30, 2012
File No. 001-34840

Dear Mr. James:

On behalf of China Kanghui Holdings (“Kanghui” or the “Company”), set forth below are our responses to your comment letter dated September 24, 2012 (the “Comment Letter”) with respect to the above-referenced Form 20-F (the “Form 20-F”) filed with the Securities and Exchange Commission (the “Commission”) on April 30, 2012.

For your convenience, we have reproduced the comments from the Commission’s staff (the “Staff”) in the order provided followed by Kanghui’s corresponding responses. Capitalized terms used in this letter and not otherwise defined herein have the meaning ascribed to them in the Form 20-F.

In addition, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kanghui responds to the Comment Letter as follows:

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010, Net Revenue, page 74

1. We note the analysis of average selling prices and unit volume in your response to comment 1. In future filings, to the extent that changes in average selling prices or unit volume for individual product lines, either domestically or internationally, have a material impact on your operating results, those amounts should be separately quantified and discussed. For example, please tell us why you disclose on pages 66 and 68 that the average selling prices of both trauma and spine products remained relatively stable, while your response shows that for some periods the products’ average selling prices increased significantly.

In response to the Staff’s comment, the Company notes that its response to Comment 1 of your comment letter dated August 28, 2012 (the “First Comment Letter”) refers specifically to the “key trauma and spine product systems” discussed in the Form 20-F, and not to trauma and spine products as a whole. The key systems set forth in Annex A of its response to the First Comment Letter are the Company’s most significant (in terms of net revenue) trauma and spine systems sold by the Company during the periods indicated and therefore it was never intended to represent all the Company’s product sales lines, but those having the most significant impact on the Company’s reported sales revenues.

To provide the complete context to the Staff, as a whole, average selling prices of the Company’s spine system products increased by 1.4% from 2009 to 2010, and by 5.9% from 2010 to 2011. Average selling prices of the Company’s trauma system products increased by 12.8% from 2009 to 2010, and by 16.8% from 2010 to 2011. As noted in the prior response letter, this increase in average selling prices of trauma products was primarily due to average selling price increases of 22.3% and 30.1% from 2009 to 2010 and from 2010 to 2011, respectively, within one key trauma product system, namely the internal fixation system by the name of Orienail & NeoGen nail/LJ Nail nailing system. As a result of product mix, there was significant fluctuation in average selling prices of this specific product line, but the Company notes that average selling prices of the same product did not change significantly year over year. The Company did further analysis on this selected product line, which isolates the significant change in average selling price as commented by the Staff, as set forth below:

Detailed Product Name		Total Revenue			Total Sales Volume			Average Selling Price			ASP Fluctuation (%)
		FY2009	FY2010	FY2011	FY2009	FY2010	FY2011	FY2009	FY2010	FY2011	10 vs. 09	11 vs. 10

Orienail system	- ASP <100RMB	3,847,997	3,296,083	1,199,872	38,383	31,303	11,157	100.25	105.30	107.54	5.0%	2.1%
	- ASP >100RMB	2,472,346	2,071,508	4,052,058	6,774	5,524	10,720	365.00	375.000	378.00	2.7%	0.8%

	Orienail system subtotal	6,320,343	5,367,591	5,251,930	45,157	36,827	21,877	139.96	145.75	240.07	4.1%	64.7%

NeoGen nail system		1,527,570	3,632,253	6,289,651	7,965	17,573	29,856	191.79	206.70	210.67	7.8%	1.9%

LJ nail nailing system		4,843,592	7,388,704	11,152,551	28,909	32,185	46,796	167.55	229.57	238.32	37.0%	3.8%

New nail system launched in 2011		—	—	2,246,103	—	—	2,773	—	—	809.99	—	—

Orienail&NeoGen nail/LJ Nail nailing system		12,691,505	16,388,548	24,940,235	82,031	86,584	101,302	154.72	189.28	246.20	22.3%	30.1%

The Company notes that, as set forth in Annex A of its response to the First Comment Letter, the average selling prices of the other two key trauma product systems, both of which represented a significantly greater share of the Company’s net revenue during the periods presented, actually declined from 2009 to 2010, and the increased by 1% or less from 2010 to 2011.

For these reasons, the Company believes that the disclosure on pages 66 and 68 of the Form 20-F, which is intended to be a general description of overall selling prices during the periods presented, is accurate and not misleading. However, the Company notes the Staff’s comment and will in future filings separately quantify and discuss the changes in average selling prices or unit volume for individual product lines, either domestically or internationally, to the extent they have a material impact on its operating results.

2. Also, please reconcile the sum of total trauma revenues and total spine revenues from Annex A to your response letter dated September 12, 2012 to the total trauma and spine revenues in the table on page F-43 of your Form 20-F.

As noted above in response to Comment 1 of this Comment Letter, the key systems set forth in Annex A of the Company’s response to the First Comment Letter are the most significant trauma and spine systems (in terms of net revenues) sold by the Company during the periods indicated, broken down for domestic and international sales, but do not represent the complete product lines. Page F-43 of the Form 20-F shows net revenues of each complete category, trauma and spine, includes both domestic and international sales and does not focus on the three key systems as mentioned above. Therefore, the disclosure on page F-43 of the Form 20-F is accurate, and Annex A to the Company’s response to the First Comment Letter is a subset thereof.

To illustrate this distinction, the Company has prepared the table below, which highlights the three key systems as mentioned above in each product category (trauma and spine) as well as the total trauma and spine sales figures that appear on page F-43 of the Form 20-F:

Product Name - Tier I	Product Name - Tier II	Product Name - Tier III	Total Revenue
			FY2009	FY2010	FY2011
Domestic Sales -Trauma	Internal fixation systems	Synplate/Stanplate basic plate and screw system	40,915,658	44,949,670	40,954,972
	Internal fixation systems	Monoloc LCP/Stanloc LCP system	29,049,326	47,340,006	73,402,480
	Internal fixation systems	Orienail&NeoGen nail/LJ Nail nailing system	12,691,505	16,388,548	24,940,235
	Internal fixation systems	Others	10,581,633	9,881,883	9,196,378
	External fixation system	External fixation systems	1,616,980	2,487,117	2,747,901
	Cranial maxillofacial plate and screw system	Cranial maxillofacial plate and screw system	248,101	113,190	269,552
Domestic Sales -Spine	Thoracolumbar systems	L8 spine fusion system	15,450,633	21,969,894	24,711,542
	Thoracolumbar systems	U-spine system	8,362,432	10,585,385	19,398,184
	Thoracolumbar systems	PolyNices system	7,384,121	9,788,476	16,272,624
	Thoracolumbar systems	Kyphoplasty system	—	768,721	4,082,874
	Thoracolumbar systems	Others	5,054,195	4,777,189	5,524,708
	Cervical system	Cervical system	7,046,817	8,903,040	10,743,804
	Interbody system	Interbody system	2,513,882	4,561,561	9,355,341
International Sales -Trauma	Internal fixation systems	Synplate/Stanplate basic plate and screw system	5,484,773	9,094,538	11,212,991
	Internal fixation systems	Monoloc LCP/Stanloc LCP system	6,119,128	10,993,262	17,271,081
	Internal fixation systems	Orienail&NeoGen nail/LJ Nail nailing system	1,424,157	4,775,270	8,881,976
	Internal fixation systems	Others	4,172,205	7,605,802	8,069,193
	External fixation system	External fixation systems	—	—	3,962,093
	Cranial maxillofacial plate and screw system	Cranial maxillofacial plate and screw system	1,075,613	576,715	619,085
International Sales -Spine	Thoracolumbar systems	L8 spine fusion system	1,474,668	1,358,800	1,818,694
	Thoracolumbar systems	U-spine system	—	—	—
	Thoracolumbar systems	PolyNices system	883,973	2,242,316	4,537,622
	Thoracolumbar systems	Kyphoplasty system	—	—	23,328
	Thoracolumbar systems	Others	993,526	1,175,303	922,472
	Cervical system	Cervical system	876,324	1,936,751	1,657,083
	Interbody system	Interbody system	16,099	143,531	300,625
OEM Sales			20,895,610	20,337,672	26,077,329

Total			184,331,359	242,754,641	326,954,167

Domestic Sales			140,915,283	182,514,681	241,600,595
International Sales			22,520,466	39,902,288	59,276,243

Trauma			113,379,079	154,206,000	201,527,937
Spine			50,056,669	68,210,968	99,348,902

Trauma-Domestic Sales			95,103,203	121,160,414	151,511,518
Trauma-International Sales			18,275,876	33,045,586	50,016,419

Spine-Domestic Sales			45,812,080	61,354,267	90,089,077
Spine-International Sales			4,244,590	6,856,701	9,259,824

B. Liquidity and Capital Resources, page 78

Operating Activities, page 78

3. We note your response to prior comment 2. Please address the following:

•	Please provide us with a separate aging analysis of domestic and international accounts receivable.

In response to the Staff’s comment, the Company has prepared the following separate analysis that summarizes aging of its accounts receivable balances of domestic and international accounts receivable as of June 30, 2012 and December 31, 2011, respectively:

Domestic Sales – Aging analysis

As of December 31, 2011 (RMB)	< 3 months	3-6 months	6-12 months	1-2 years	2-3 years	> 3 years	Total

Gross Accounts Receivable	46,563,722	3,028,401	1,928,674	6,198,735	660,770	1,350,466	59,730,768

Bad Debt Provision	—	—	—	(5,086,528)	(660,770)	(1,350,466)	(7,097,764)

Net Accounts Receivable	46,563,722	3,028,401	1,928,674	1,112,207	—	—	52,633,004

As of June 30, 2012 (RMB)	< 3 months	3-6 months	6-12 months	1-2 years	2-3 years	> 3 years	Total

Gross Accounts Receivable	72,521,342	19,090,353	8,363,561	5,991,128	1,987,377	1,998,650	109,952,411

Bad Debt Provision	—	—	(1,701,814)	(4,566,376)	(1,987,377)	(1,998,650)	(10,254,217)

Net Accounts Receivable	72,521,342	19,090,353	6,661,747	1,424,752	—	—	99,698,194

International & OEM Sales – Aging analysis

As of December 31, 2011 (RMB)	< 3 months	3-6 months	6-12 months	1-2 years	2-3 years	> 3 years	Total

Gross Accounts Receivable	27,672,286	7,271,068	1,332	336,146	—	—	35,280,832

Bad Debt Provision	—	—	—	(336,146)	—	—	(336,146)

Net Accounts Receivable	27,672,286	7,271,068	1,332	—	—	—	34,944,686

As of June 30, 2012 (RMB)	< 3 months	3-6 months	6-12 months	1-2 years	2-3 years	> 3 years	Total

Gross Accounts Receivable	25,396,088	11,034,467	490,253	—	336,146	—	37,256,954

Bad Debt Provision	—	—	—	—	(336,146)	—	(336,146)

Net Accounts Receivable	25,396,088	11,034,467	490,253	—	—	—	36,920,808

•

Discuss for us, in quantified terms, your collection history for balances outstanding greater than six months. We note that your bad debt provision approximates the amount outstanding greater than one year as of June 30, 2012. Quantify how much allowance has been provided on past due balances outstanding less than one year. Describe why balances outstanding greater than one year have not been written off as uncollectible.

In response to the Staff’s comment, the Company responds to each component of the Staff’s comment as follows:

1. Collection history. The following table shows the collection history of the Company’s accounts receivable greater than six months as of December 31, 2010 and 2011, respectively:

As at December 31,	Balance outstanding greater than six months	Unsettled balance at Sept. 30, 2012	Bad debt Provision reserve balance
	RMB’000	RMB’000	RMB’000
2010	7,843	5,182	5,182	*
2011	10,476	7,975	7,293	**

*	The bad debt provision reserve balance for balances outstanding greater than six months as of December 31, 2010 was RMB5.2 million as at June 30, 2012.
**	The bad debt provision reserve balance for balances outstanding greater than six months as of December 31, 2011 was RMB7.3 million as at June 30, 2012.

2. Quantify how much allowance has been provided on past due balances outstanding less than one year.

In response to the Staff’s comment, the Company has quantified its bad debt provisions within each specific aging category in the tables above in its response to the first bullet point of this Comment 3. The domestic accounts receivable amount reserve of RMB1.7M as at June 30, 2012, which was aged within the 6-12 months category was related to certain distributors whose financial positions had deteriorated and as such, with whom the Company further terminated its business relationships.

3. Describe why balances outstanding greater than one year have not been written off as uncollectible.

In response to the Staff’s comment, as of December 31, 2011 and June 30, 2012, RMB 1.1million and RMB 1.4million which were aged within the 1-2 years category were not reserved for, respectively, because from the Company’s perspective these such distributors’ financial positions showed no major signs of deterioration and therefore the Company continued to actively conduct business with them. For the remaining balances outstanding greater than one year but previously reserved for, the Company has not ceased its collection efforts, therefore it has not written off these previously reserved for balances. The Company’s business units responsible for the sales-continuously use their best efforts to collect the receivables from the distributors in order to minimize the Company’s overall bad debt losses.

•

We see that your payment terms for international customers on credit terms are 60 days. Please separately discuss, for each significant country if material, the material factors influencing collections that have resulted in the increase in international DSO as of June 30, 2012 and December 31, 2011, respectively. Please also describe the underlying causes of the rise in your domestic DSO as of June 30, 2012.

In response to the Staff’s comment, the Company responds to each component of the Staff’s comment as follows:

1. International DSOs

As noted in the Company’s responses to the First Comment Letter, in certain instances, the Company will sell to an overseas distributor on credit terms, normally 60 days after shipment of the products, if such distributor has an established credit history with the Company. The Company granted this credit term to less than 10 distributors since 2011. Of the accounts receivable balance related to international and OEM sales of RMB36.9 million as of June 30, 2012, RMB11.1 million was attributed to OEM sales for which the DSO was 106 days as of June 30, 2012. Remaining RMB25.8 million related to international sales and of which RMB23.7 million is accounts receivable due from Shanghai Medical for which the DSO was 196 days as of June 30, 2012. Further, RMB 23.7 million outstanding from Shanghai Medical consisted of two components, RMB 8.2 million represented the actual uncollected receivables outstanding from the Company’s international distributors/customers due to Shanghai Medical or 34% of the total international accounts receivable due from Shanghai Medical and the remaining RMB15.5 million are amounts held by Shanghai Medical (previously collected from the Company’s international distributors/customers) to be dispersed to the Company pending the settlement of VAT refund. (Refer to response under bullet 4 of this comment). The increase of international DSO as of June 30, 2012 is mainly caused by the delayed payment to the Company by Shanghai Medical due to the longer period it takes for Shanghai Medical to receive the VAT refund. Furthermore, approximately RMB 4 million of the above uncollected RMB8.2 million has been collected by Shanghai Medical as of September 30, 2012.

Therefore, as the increase of international DSO is not directly resulted from the delay of payment from international distributors/customers to Shanghai Medical, the Company respectfully submits that it does not believe it is necessary to separately discuss material factors by country here.

2. Domestic DSOs

As of September 30, 2012, the subsequent settlement of outstanding balances due from domestic distributors/customers as of June 30, 2012 of RMB99.7 million had been RMB52.6 million or 52.7%. Furthermore, the Company examined the DSOs of domestic sales for the past 10 quarters as follows:

	2012 Q2	2012 Q1	2011 Q4	2011 Q3	2011 Q2	2011 Q1	2010 Q4	2010 Q3	2010 Q2	2010 Q1
Domestic DSOs	103	91	76	86	83	96	71	83	85	70

As the above table demonstrates, the Company’s domestic DSOs in the fourth quarter of each year is the lowest because payments are generally accelerated in the fourth quarter in China due to the upcoming Chinese New Year, whereas DSOs in the second and third quarters remain relatively high. The Company’s historical domestic DSOs in each quarter since 2010 have been in the range of 70 days to 100 days, which the Company believes to be consistent with minimal fluctuation. The Company continues to closely supervise and monitor its collections and its DSO trends.

•

For long outstanding international accounts receivable, please describe what occurs with the thirty percent deposit collected by Shanghai Medical and why. We note the statement that Shanghai Medical retains the thirty percent deposit until the whole transaction is completed. Please also explain the nature of your relationship with Shanghai Medical and whether Shanghai Medical is a related party.

In response to the Staff’s comment, the Company responds to each component of the Staff’s comment as follows:

1. Treatment of 30% deposit

Shanghai Medical retains the thirty percent deposit until the VAT tax refund is received which can only be processed after the Company submits a set of documents, including the VAT invoice issued by the Company, customs declaration form and other shipping documents. The Company could theoretically request Shanghai Medical to repay the thirty percentage deposit first if the Company chooses to issue a VAT invoice to Shanghai Medical, asking for the thirty percent deposit payment from Shanghai Medical. However, in practice, the Company prefers to issue one VAT invoice for each international sale to simplify the outstanding receivable reconciliation with Shanghai Medical.

2. Background of Shanghai Medical

Shanghai Medical Instruments Import and Export Company, known as Shanghai Medical, is a trading company and assists other companies in processing export and import formalities and customs clearance. For the Staff’s convenience, the link to Shanghai Medical’s website is http://www.smicc.com/en/index.asp. Shanghai Medical is the wholly owned subsidiary of Shanghai Medical Instruments Co., Ltd. (“Shanghai Medical Instruments”), which was set up in September 1998. Shanghai Medical Instruments, the parent company of Shanghai Medical, is a new and high-tech enterprise and has six wholly owned subsidiaries and five joint ventures. Further, the ultimate parent of Shanghai Medical Instruments is Shanghai Pharmaceuticals Holding Co, Ltd., which is a listed company in both Shanghai Stock Exchange and Hong Kong Stock Exchange and was ranked No.190 among the 2012 Top 500 Chinese Enterprises. Neither Shanghai Medical nor any of its affiliates is, are a related party to the Company.

The Company has engaged Shanghai Medical for export services since 2006. There are several reasons for the Company chose Shanghai Medical as its agent:

•

Shanghai Medical’s brand, “SMIC”, has high recognition in Southeast Asia, Africa, Eastern Europe and South American countries, which helps the Company become better accepted by international distributors;

•	Shanghai Medical has a relatively good relationship with the local Shanghai municipal government and General Administration of Customs, which helps to accelerate customs clearance processing; and

•	Shanghai Medical has competitive agent commissions.

Acknowledgments

4. We note that the response letter including the representations was signed by the registrant’s counsel. Please note that the representations must be provided, in writing, by the company. This may be done, for example, by providing a separate letter from the company or by including an exhibit to the response letter from the company. Accordingly, the company should provide, in writing, a statement acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In response to the Staff’s comments, the Company has attached hereto as Exhibit A a separate letter from the Company acknowledging all of the foregoing.

* * * * *

If you have any questions or wish to discuss any matters with respect to the confidential submission, please do not hesitate to contact me at +86-21-2307-7091 or send me an email at pku@omm.com, or Jim Hildebrandt at +86-21-2307-7074 or send him an email at jhildebrandt@omm.com.

Sincerely,

/s/ Portia Ku

Portia Ku of O’Melveny & Myers LLP

Enclosures

cc:	Mr. Libo Yang, Kanghui

Ms. Sarah Wang, Kanghui

cc:	Mr. Jeff Tang, Ernst & Young Hua Ming LLP

EXHIBIT A

COMPANY LETTER OF REPRESENTATIONS

October 16, 2012

Mr. Martin James

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-3030

Re:	China Kanghui Holdings
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 30, 2012
File No. 001-34840

Dear Mr. James:

Set forth below are the representations of China Kanghui Holdings (“Kanghui” or the “Company”) relating to Comment #4 of your comment letter dated September 24, 2012 (the “Comment Letter”) with respect to the above-referenced Form 20-F (the “Form 20-F”) filed with the Securities and Exchange Commission (the “Commission”) on April 30, 2012. Kanghui acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Warm regards,

/s/ Sarah Wang
Sarah Wang
Chief Financial Officer